Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP CHOSEN FOR A PRESS TOUR BY LEADING JOURNALISTS TO CELEBRATE ACHIEVEMENTS
IN ENVIRONMENTAL AND SOCIAL RESPONSIBILITY AND GOVERNANCE

VANCOUVER, British Columbia – April 25, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that, on April 20, 2019, the Company hosted an Ecological Media Tour for 26 leading national and provincial journalists at its Ying Mining District located in Henan Province, China. This event was organized by the Natural Resources Department of Henan Province to showcase the Company’s achievements in environmental, social responsibility and governance at its mines. The media delegation included journalists from leading national and provincial media, including People’s Daily, Xinhua News, CCTV, Guangming Online, Henan Daily, etc. Related provincial and county leaders accompanied the press tour.

The media delegation visited Silvercorp’s mill to view the advanced mineral processing technology employed. Journalists also visited the tailings management facility and learned about Silvercorp’s comprehensive water and tailings management, trench, seepage collection, reclaiming and water recycling system.

Fig. 1 – Journalists, Henan provincial and county leaders on tour of Ying Mining District accompanied by Silvercorp management team

Fig. 2 – No. 2 Tailings Management Facility (TMF)

Silvercorp highly values ecological and environmental protection and has remained focused on green and sustainable development since its inception. Guided by the conviction that “lucid waters and lush mountains are invaluable assets”, Silvercorp has been dedicated on fulfilling our environmental goals and responsibilities.

Fig. 3 – Farmland Surrounding Henan Found Office

In order to reduce geological hazards and protect the environment surrounding the mines, Silvercorp has invested approximately five million RMB since 2017 to complete construction of flood drainage projects. The Company strictly adheres to its “Resource Development and Utilization Plan” and its “Mine Environment Protection and Restoration Plan”, employing latest design, construction and management practices to ensure our mining environment undergoes timely rehabilitation. The Company has invested more than 10 million RMB in land reclamation and environmental restoration and treatment projects and the re-forested areas now total more than 200,000 square metres. The Company's Yuelianggou lead-zinc-silver mine was named "The National Green Mine" in 2015. Silvercorp invested 1,500 million RMB in the Yuelianggou “Green Mine” construction project which included seven slag embankments, five waste dumps, 35,000 square metres of soil and vegetation plantation, five flood drainage tunnels, and over 5,600 square metres of re-forested areas.

Fig. 4 – SGX Office and Water Reservoir

In addition, Silvercorp completed the 16.5 km mine water drainage pipe project in 2017, which collects and treats the mine water and recycles the treated water back to the mill for production. Domestic sewage is treated by a biological and artificial wetland treatment system and is reused for landscape watering. There is no discharge to the reservoir.

Sprays, watering, wet rock drilling, dust collectors and other measures are taken to dispose of the dust generated during the mining process. The air quality in the mining areas meets the Class II standard of the Ambient Air Quality Standard.

Fig. 5 – No. 2 Mill and Surrounding Mountains

Silvercorp is honoured to have been recognized for its ecological efforts and achievements by national and provincial environmental agencies and communities in China. Promoting ecological progress and sustainability at our mines is an ongoing priority for our communities and our future. As environmental concerns have increased worldwide, Silvercorp maintains a high priority on making ecological progress and incorporating it into all aspects of our mining operations. We are committed to building green mines and achieving lasting and sustainable development in our communities.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of underdeveloped projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2018 under the heading

“Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.